Balance

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	30-June-06	30-June-05	30-June-06	30-June-05	Change
ASSETS

Cash & equivalents	60,130	61,130	111.5	113.3	-1.6%
Other current assets	161,385	164,216	299.2	304.4	-1.7%
Total current assets	221,515	225,346	410.6	417.7	-1.7%

PP&E, net	327,408	327,480	606.9	607.1	0.0%
Other assets	79,867	82,295	148.1	152.6	-3.0%

TOTAL ASSETS	628,790	635,121	1,165.6	1,177.4	-1.0%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	30,982	43,788	57.4	81.2	-29.2%
Other current liabilities	73,606	75,568	136.4	140.1	-2.6%
Total current liabilities	104,588	119,356	193.9	221.3	-12.4%

Long-term debt (2)	119,455	124,187	221.4	230.2	-3.8%
Other long-term liabilities	36,446	31,447	67.6	58.3	15.9%
Total long-term liabilities	155,901	155,634	289.0	288.5	0.2%

Minority interest	40,484	43,201	75.0	80.1	-6.3%

Stockholders' equity	327,818	316,931	607.7	587.5	3.4%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	628,790	635,121	1,165.6	1,177.4	-1.0%

OTHER FINANCIAL INFORMATION

Total financial debt	150,437	167,974	278.9	311.4	-10.4%

Net debt (3)	90,307	106,845	167.4	198.1	-15.5%

Liquidity ratio	2.12	1.89
Debt / Capitalization	0.29	0.32

(1) Exchange rate: US$1.00 = Ch$539.44
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents

Última actualización 8/3/2006
Por mgili